

March 20, 2015

Catherine M. Kramer
Vice President Finance and Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

   Re: SIFCO Industries, Inc.
   Form 10-K for Fiscal Year Ended September 30, 2014
   Filed December 2, 2014
   File No. 001-05978

Dear Ms. Kramer:

    We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

    Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 15

Fiscal Year 2014 Compared with Fiscal Year 2013, page 17

1. Throughout results of operations section, such as selling, general and administrative expenses, you sometimes refer to two or more factors that contributed to material changes over the reported periods.   Please revise to quantify the amount of the changes contributed by each of the factors identified as contributing to the change. Refer to the guidance in Section 111.0 of SEC Release 33-6835 (May 18, 1989).

Liquidity and Capital Resources, page 20

2. In your discussion here of operating, investing and financing activities, please include a comparative analysis at the appropriate level of detail between all periods presented in the statement of cash flows. For example, there is no discussion of financing activities between the periods presented. Refer to Instruction 1 to Item 303(a) of Regulation S-K. Please note that, in regard to operating cash flows, your analysis should specify and quantify the items of working capital that materially affect operating cash flows and how and why these items

impact operating cash., Refer to Item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Contractual Obligations, page 22</u>

3. Please include scheduled interest in the table. If certain interest rates are unknown or variable, you may use judgment in determining an appropriate methodology to estimate the interest payments, accompanied by disclosure of the methodology utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Amy Geddes at (202) 551-3304 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief